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                                                                     EXHIBIT 6.2
                            STOCK PURCHASE AGREEMENT


     This Stock Purchase Agreement (the "Agreement") is made and entered into this 1st day of March, 2001 (the "Effective Date") by and between John Martin ("Martin") and Joseph Teresi ("Teresi") with reference to the following facts:

                                R E C I T A L S

     A. Reference is made to that certain John Martin Termination Agreement (the "Termination Agreement") of even date herewith by and among Martin, Teresi and Easyriders, Inc. (the "Company"). Capitalized terms as used herein shall have the same meaning as in the Termination Agreement.

     B. Teresi desires to purchase from Martin and Martin is willing to sell to Teresi shares of the Company's common stock on the terms herein set forth.

     C. Martin is willing to provide Teresi for a limited period of time with a limited guaranty with respect to amounts Teresi receives from the Company pursuant to the Company's obligations to Teresi.

     D. The Company and/or its subsidiaries are indebted to Teresi pursuant to the terms and conditions of the Limited Recourse Promissory Note and various other documents (the "Other Documents") which include employment and/or consulting arrangements, reimbursement rights, lease obligations, loan documents and promissory notes. The Limited Recourse Promissory Note and the Other Documents are collectively referred to herein as the "Documents," and the obligations described therein are collectively referred to herein as the "Obligations".

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     IT IS THEREFORE AGREED AS FOLLOWS:

     1. Within thirty (30) days following the Debt Reduction (i) Teresi shall purchase 1,500,000 shares of the Company's common stock from Martin for a cash purchase price of $300,000 (at a value of $.20 per share) and (ii) Teresi shall purchase from Martin, for the cash purchase price of $137,500 plus interest accrued thereon through the date of purchase, Martin's undivided one-half interest in that certain promissory note of the Company dated October 13, 1999 known as the "Siena Note" in the original principal amount of $275,000, together with all warrants issued to Martin pursuant to the Siena Note as of the Effective Date (the "Vested $275,000.Warrants"). Teresi represents that he is acquiring said shares of the Company's common stock for investment for his own account and not with a view towards their distribution. Martin represents that he will transfer his interests in the Siena note and the Vested Warrants to Teresi free and clear of any liens or claims of third parties.

     2. Martin hereby agrees that, if a bankruptcy or similar reorganization proceeding with respect to the Company is initiated within one (1) year after the Effective Date of this Agreement, then Martin will pay to Teresi an amount, not to exceed $3,000,000.00, with respect to the Obligation represented by the Limited Recourse Promissory Note, which $3,000,000.00 amount shall be reduced by
(i) 62.5% of the aggregate of any payments of any nature (including credits against amounts which Teresi may owe to the Company) made by the Company to Teresi under the Documents after the date hereof (subject to the proviso set forth below in subparagraph (ii) below) and prior to the initiation of such bankruptcy or similar reorganization

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proceeding, and (ii) 62.5% of the aggregate of any payments of any nature made by the Company to Teresi under the Documents as a result of or pursuant to such bankruptcy or similar reorganization proceeding; provided, however that current (as opposed to past due) compensation payments pursuant to Teresi's employment arrangement with the Company or current rental payments on real property owned by Teresi which are made prior to the initiation of such bankruptcy or similar reorganization proceeding shall not serve to reduce the $3,000,000 amount. For purposes of this paragraph payments to Teresi shall be deemed to include payments to all members of his immediate family and/or trusts for his or their benefit and shall include amounts received from the Company or its subsidiaries, except for such payments made in respect of actual services rendered by members of his immediate family (e.g. salary payments to Ellen Meagher as an employee of the company's subsidiary, Paisano Publications, Inc.)

     The amount to be paid by Martin to Teresi pursuant to this Paragraph 2 shall be due and payable by Martin to Teresi not later than sixty (60) days after the aggregate amount of such payments to be made by the Company to Teresi under the Documents as a result of or pursuant to such bankruptcy or similar reorganization proceeding has been determined.

     Notwithstanding the foregoing, if no bankruptcy or similar reorganization proceeding is initiated with respect to the Company within one (1) year from the date of this Agreement, then the provisions of this Paragraph 2 shall terminate and be of no further force or effect. Each of the parties and their permitted successors and assigns shall execute and deliver any and all additional documents and writings and shall perform any and all other acts that may be necessary or expedient in

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connection with the consummation of any matter covered by this Agreement.

     3. In any action between the parties seeking enforcement of any of the terms and provisions of this Agreement, or in connection with any matters coverage herein, the prevailing party in such action shall be awarded, in addition to damages, its reasonable costs and expenses, including attorneys' fees and fees of expert witnesses.

     4. IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


       /s/ John Martin
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          John Martin

       /s/ Joseph Teresi
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          Joseph Teresi

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